Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Appointment of Senior Economist and Sophisticated Blockchain Scholar Dr. Erick W. Rengifo as Chief Strategy Officer and Director and Asset Management Expert Dr. Jiaming Li as President

CHONGQING, China, Dec. 6, 2021 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("PLIN" or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced the appointment of Dr. Erick W. Rengifo as Chief Strategy Officer and Director and Dr. Jiaming Li as new President to succeed Mr. Xiaohui Wu, who has resigned on December 6, 2021.

Dr. Erick W. Rengifo is a Professor of Economics at Fordham University in New York. He is the founder of Terra Global Asset Management LLC, a registered investment advisor, and Terra Fintech LLC, a technology firm cataloged by the SEC as a large trader. Dr. Rengifo specializes in full latency trading spectrum, algorithmic and mathematical and statistical strategies, as well as active and passive portfolio management. He has several years of research experience in Blockchain technology and its applications as well as significant experience in cryptocurrencies. Dr. Rengifo is a PhD in Economics from the Catholic University of Louvain in Belgium. He serves in the investment committee of Fordham University Endowment and has been a consultant in issues related to capital markets, risk management, mining law and operations, among others.

Dr. Jiaming Li is the founder of MineOne Partners Limited, a crypto mining fund management company. Dr. Jiaming Li was a partner of TCC Capital and CEO of the Asset Management Center of Sinatay Insurance Co., Ltd, where he managed $11.6 billion in assets with focused on fixed income, equity, debt investment, and real estate. Dr. Jiaming Li also led the $1.2 billion acquisition of Silverbirch Hotel & Resorts. Dr. Jiaming Li is a PhD in Economics and Finance from Fordham University in New York and a postdoctoral fellow from Peking University in China.

Ms. Zeshu Dai, Chairwoman and Chief Executive Officer of the Company, commented, “I would like to thank Mr. Xiaohui Wu for his vision, dedication and contribution to the Company. We are excited to have two seasoned industry experts, Dr. Erick W. Rengifo and Dr. Jiaming Li, to join us. With their extensive experience in capital markets, asset management, and cryptocurrencies, they will play a key role in the Company’s growing strategy and progress going forward.”

Dr. Erick W. Rengifo said, “I am very excited about the opportunity to be part of the Company and contribute to the Company’s future strategic direction. With the addition of Dr. Jiaming Li as President, I firmly believe that we will help strengthen internal governance, improve internal control, and enhance the Company’s overall image in the global capital markets as well as increase net profit and provide greater value for shareholders.”

Dr. Jiaming Li said, “I am thrilled to join the Company. I look forward to leveraging my expertise to help accelerate the Company’s growth strategy and achieve the full potential of the Company with Dr. Erick W. Rengifo.”

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd., through the recent acquisition of Chongqing Ji Mao Cang Feed Co., Ltd, engages in agricultural business with a diversified expansion strategy. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao , President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com